Item 77C: Matters submitted to a vote of security holders

At a Special Meeting of Shareholders of the BB&T Funds and BB&T Variable Insurance Funds, held on August 27, 2010, shareholders of the Fund voted to approve the following Proposal:

1.	To approve an Investment Advisory Agreement between
each BB&T Fund and Sterling Capital Management LLC

The voting results for the Proposal were as follows:


BB&T Equity Index Fund        For           Against            Abstain
                         2,400,644.293     16,312.714        50,378.844